Filed Pursuant to Rule 253(g)(2)
File No. 024-10969

FUNDRISE INCOME EREIT 2019, LLC

SUPPLEMENT NO. 23 DATED AUGUST 27, 2020
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT 2019, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment - Carrington Oaks JV LLC

On December 3, 2019,  we directly acquired ownership of a “majority-owned subsidiary,” (the “Buda Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $10,220,000, which was the initial stated value of our equity interest in the Buda Controlled Subsidiary (the “Buda Investment”). The Buda Controlled Subsidiary used the proceeds to acquire a single multifamily property totaling 303 units and approximately totaling 265,000 rentable square feet located at 1278 Cabelas Drive, Buda, TX 78610 (the “Buda Property”). Details of the acquisition can be found here.

On August 21, 2020, the Buda Controlled Subsidiary redeemed the Buda Investment in full. Through efficient management and operations, the Buda Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Buda Controlled Subsidiary Investment. The Buda Controlled Subsidiary redeemed the Buda Investment early to allow for more common equity to enter the capital stack.  All preferred return payments were paid in full, and the investment yielded a cumulative return of approximately 7.11% during the roughly 9-month hold period, which is consistent with the contractual rate of 9.75% annually.